Morgan, Lewis & Bockius

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Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Direct: +852.3551.8500

Fax: +852.3006.4346

www.morganlewis.com

WRITER’S DIRECT LINE

+852.3551.8688

WRITER’S EMAIL

louise.liu@morganlewis.com

July 26, 2024

Confidential

Ms. Chen Chen

Mr. Chris Dietz

Mr. Matthew Crispino

Mr. Larry Spirgel

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Knorex Ltd.
Response to the Staff’s comments on Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted July 19, 2024
CIK No. 0001982960

Dear Ms. Chen, Mr. Dietz, Mr. Crispino, and Mr. Spirgel:

On behalf of our client, Knorex Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 25, 2024 on Amendment No. 2 to the Company’s draft registration statement on Form F-1 (the “Draft Registration Statement”) confidentially submitted on July 19, 2024. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Partners:

Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#,

William Ho, David Liao, Charles Mo, Billy Wong and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California),

Alice Huang (California), Mathew Lewis (New York),

Louise Liu (New York), Vivien Yu (New South Wales),

and Ning Zhang (New York)

*China-Appointed Attesting Officer

	19th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central	+852.3551.8500

#Notary Public of Hong Kong	Hong Kong	+852.3006.4346

July 26, 2024

Amendment No. 2 to Draft Registration Statement on Form F-1

Risk Factors

Our success depends on acquiring new customers..., page 13

1.	We note your response to prior comment 1 and your statement that you do not believe you are substantially dependent on your agreements with the three customers that accounted for approximately 40.1%, 20.0% and 14.6%, respectively, of your total revenues for the year ended December 31, 2023. Please provide us an analysis to explain your basis for such belief.

The Company respectfully submits that, while these three customers contributed a substantial portion of our revenue for FY2023, we have historically demonstrated consistent overall revenue growth by proactively acquiring new customers and diversifying our customer base. This has been achieved through increasing sales and account servicing headcount, allowing us to mitigate the impact of fluctuations in individual customer contributions.

For instance,

●	Customer A rapidly scaled up in 2022 and 2023;

●	Customer D also experienced significant increase during the same period;

●	Customer B’s saw its share shrink while our revenue doubled from 2021 to 2023;

●	Customer C contributed significantly to our revenue in one year but subsequently dropped off;

●	Customer E’s contribution depends on its several key customers.

The majority of our customers are advertising agencies. These ad agencies service advertising companies are from different countries or regions, and represent a wide range of industries, including automotive, meat processing, software, real estate, e-commerce, hospitality, among others. Such diversity reduces our reliance on any single customer.

As illustrated above, we have a diverse customer base and a customer’s contribution to our revenue in a given year is the result of circumstances of that year and does not indicate dependence on our part. We are not dependent on any particular customer.

We hold a strong competitive advantage due to our innovative products and excellent customer service. This strength enables us to attract and retain a diverse customer base, reducing our vulnerability to changes in individual customer relationships. Our agreements with customers are non-exclusive, allowing us to establish relationships with other customers without restrictions. These agreements provide the flexibility to adapt to changes in market conditions and do not require us to be locked in with any customer.

In conclusion, while the top three customers contributed a substantial portion of our revenue for the year, our diversified customer base, flexible contractual arrangements, strong products and solution proposition, risk management strategies, and consistent historical growth collectively support our belief that we are not substantially dependent on these agreements. Our proactive approach to managing customer relationships and our strategic focus on diversification and innovation ensure that our business remains resilient and capable of sustaining revenue growth without undue reliance on a single customer.

Capitalization, page 38

2.	Please revise to include the ordinary shares line item in the equity section and disclose the shares authorized, issued and outstanding. In this regard, it is unclear why such line was removed.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 38 of the Revised Draft Registration Statement.

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852.3551.8688 or via e-mail at louise.liu@morganlewis.com.

Very truly yours

By:	/s/ Louise L. Liu
Louise L. Liu
Partner

cc:	Khar Heng Choo, Director and Chief Executive Officer, KNOREX LTD.
Joan Wu, Esq., Hunter Taubman Fischer & Li LLC